Exhibit 99.1

Draganfly Secures Milestone FAA Section 44807 Exemption for Heavy Lift Drone Platform, Unlocking Commercial Operations Over 55 Pounds in U.S. Airspace

Special Governmental Approval Validates Advanced Safety Architecture and Clears the Path for Critical Heavy-Payload Defense, Industrial, and Emergency Response Deployments

Tampa, Florida — September 1, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced that the Federal Aviation Administration (FAA) has granted a Section 44807 Special Authority for Certain Unmanned Aircraft Systems (UAS) exemption for its Heavy Lift drone platform.

This landmark regulatory approval permits Draganfly and authorized commercial operators to operate the Heavy Lift platform at maximum takeoff weights exceeding the standard 55-pound limitation established by FAA Part 107. Securing a Section 44807 exemption represents an extraordinary operational milestone in the commercial drone industry, as the evaluation process requires rigorous validation of aircraft airworthiness, fail-safe engineering, risk mitigation protocols, and operational safety to ensure that integration into the National Airspace System that meets the highest aviation safety standards.

The FAA Section 44807 exemption directly addresses surging demand from enterprise, public safety, and defense customers who require heavy-payload transport capabilities without compromising regulatory compliance. Heavy-lift operations are vital for automated cargo delivery, disaster relief supply distribution, specialized sensor deployments, critical infrastructure inspection, and defense logistics. By officially lifting the 55-pound restriction for the platform, Draganfly enables its customers to deploy heavier industrial payloads, advanced multi-sensor arrays, and vital equipment across complex operational environments throughout the United States.

“Obtaining an FAA Section 44807 exemption is one of the most demanding regulatory achievements in commercial unmanned aviation,” said Cameron Chell, President and CEO of Draganfly. “This approval underscores our engineering team’s steadfast dedication to manufacturing reliable, secure, and mission-critical systems. For our customers in emergency response, defense, and industrial logistics, payload capacity is directly tied to mission success. With this exemption, we are equipping our operators with the regulatory clearance and heavy-lift performance required to execute complex missions safely and effectively.”

Engineered for durability and versatile payload integration, the Draganfly Heavy Lift platform features industrial-grade flight controllers, redundant avionics, and modular mounting systems capable of carrying substantial payloads across long-range operational profiles. The platform is designed to support a wide range of use cases, including rapid delivery of medical supplies in remote areas, tactical defense logistics, powerline and utility maintenance, and aerial surveys requiring multi-sensor payloads.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This press release contains certain "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements relate to future events or future performance and reflect the Company's current expectations and assumptions regarding regulatory compliance, platform capabilities, and commercial adoption. Actual results and events could differ materially from those currently anticipated due to a number of risks and uncertainties affecting the business and industry. Draganfly undertakes no obligation to update these forward-looking statements except as required by law.